

May 12, 2010

By U.S. Mail and Facsimile to: (415) 984-8701

Shane C. Albers
Chief Executive Officer
IMH Financial Corporation
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251

>   **Re: IMH Financial Corporation**
>   **IMH Secured Loan Fund, LLC**
>   **Amendment No. 9 to Registration Statement on Form S-4**
>   **Filed May 10, 2010**
>   **File Nos. 333-164087 and 333-164087-01**

Dear Mr. Albers:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 9 to Registration Statement on Form S-4

General

1.   Please tell us if you have paid for or authorized the preparation or distribution of any reports or recommendations, including any reports or recommendations by Mick & Associates, regarding the Conversion Transactions, otherwise than as described in the consent solicitation/prospectus.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Attorney Advisor

cc: Peter T. Healy, Esq.
        O'Melveny & Myers LLP
        (By facsimile)